UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: October 23, 2006

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its Charter)

Unit 2, 7th Floor

Bupa Centre

141 Connaught Road West

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).

Yes  ☐    No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).

Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Item 1 – Information Contained in this Form 6-K Report

Attached as Exhibit I is Seaspan Corporation’s report on Form 6-K for the quarter ended September 30, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: October 23, 2006	By:	/s/ KEVIN M. KENNEDY
Kevin M. Kennedy
Chief Financial Officer

EXHIBIT I

SEASPAN CORPORATION

REPORT ON FORM 6-K FOR THE QUARTER ENDED SEPTEMBER 30, 2006

INDEX

PART I — FINANCIAL INFORMATION	1
Item 1 — Financial Statements (Unaudited)	1
Interim Balance Sheets	1
Interim Statement of Operations	2
Interim Statement of Shareholders’ Equity	3
Interim Statement Of Cash Flows	4
Notes to Interim Financial Statements (Unaudited)	5
Item 2 – Management’s Discussion and Analysis of Financial Condition and Results of Operation	14
Item 3 – Quantitative and Qualitative Disclosures About Market Risk	29
PART II – OTHER INFORMATION	30
Item 1 – Legal Proceedings	30
Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds	30
Item 3 – Defaults Upon Senior Securities	30
Item 4 – Submission of Matters to a Vote of Security Holders	30
Item 5 – Other Information	30

i

SEASPAN CORPORATION

PART I — FINANCIAL INFORMATION

ITEM 1 — FINANCIAL STATEMENTS (UNAUDITED)

Interim Balance Sheets

(Unaudited)

(Expressed in thousands of United States dollars)

	September 30, 2006	December 31, 2005
Assets
Current assets:
Cash and cash equivalents	$9,757	$15,718
Accounts receivable	429	—
Prepaid expenses	3,210	2,352

	13,396	18,070
Vessels (note 4)	930,091	621,163
Deferred financing fees (note 5)	6,896	6,526
Fair value of financial instruments (note 11)	10,169	4,799

	$960,552	$650,558

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities (note 7(a))	$2,477	$1,467
Deferred revenue	1,723	2,759

	4,200	4,226
Long-term debt (note 6)	447,347	122,893
Fair value of financial instruments (note 11)	15,513	—

	467,060	127,119
Shareholders’ equity:
Common shares	512,589	512,589
Additional paid-in capital (note 8)	227	—
Retained earnings (deficit)	(14,344)	6,051
Accumulated other comprehensive income	(4,980)	4,799

	493,492	523,439

	$960,552	$650,558

Commitments and contingent obligations (notes 4 and 9)

Subsequent events (note 12)

See accompanying notes to interim financial statements.

SEASPAN CORPORATION

Interim Statement of Operations

(Unaudited)

(Expressed in thousands of United States dollars, except per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30, 2006
	2006	2005
Revenue	$30,133	$11,409	$82,769
Operating expenses:
Ship operating (note 3)	7,530	2,670	20,672
Depreciation	6,690	2,277	18,570
General and administrative	915	523	3,024

	15,135	5,470	42,266

Operating earnings	14,998	5,939	40,503
Other expenses (earnings):
Interest expense	4,770	203	11,461
Interest income	(113)	—	(362)
Undrawn credit facility fee	710	402	2,059
Amortization of deferred financing fees	489	240	1,467
Change in fair value of financial instruments (note 11)	265	—	364

	6,121	845	14,989

Net earnings	$8,877	$5,094	$25,514

Earnings per share, basic and diluted	$0.25	$0.14	$0.71

See accompanying notes to interim financial statements.

SEASPAN CORPORATION

Interim Statement of Shareholders’ Equity

(Unaudited)

(Expressed in thousands of United States dollars, except number of shares)

	Number of Common Shares			Common Shares	Additional Paid-In Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income	Total Shareholders’ Equity	Total Comprehensive Income
	Class A	Class B	Class C
Class A common shares issued on initial public offering	28,570,000	—	—	$599,970	$—	$—	$—	$599,970
Class B common shares issued on initial public offering	—	7,145,000	—	150,045	—	—	—	150,045
Class C common shares issued on initial public offering	—	—	100	1	—	—	—	1
Excess of purchase price paid over historical cost on vessel purchase	—	—	—	(197,904)	—	—	—	(197,904)
Class A common shares issued on exercise of overallotment option	276,500	—	—	5,807	—	—	—	5,807
Fees and expenses in connection with issuance of the common shares	—	—	—	(45,330)	—	—	—	(45,330)
Net earnings	—	—	—	—	—	14,329	—	14,329	$14,329
Other comprehensive net income:
Change in fair value of interest rate swaps designated as cash flow hedging instruments	—	—	—	—	—	—	4,799	4,799	4,799

									$19,128

Dividends on common shares	—	—	—	—	—	(8,278)	—	(8,278)

Balance, December 31, 2005	28,846,500	7,145,000	100	512,589	—	6,051	4,799	523,439
Class A common shares issued as compensation (note 8)	15,000	—	—	—	227	—	—	227
Net earnings	—	—	—	—	—	25,514	—	25,514	$25,514
Other comprehensive income:
Change in fair value of interest rate swaps designated as cash flow hedging instruments	—	—	—	—	—	—	(9,779)	(9,779)	(9,779)

									$15,735

Dividends on common shares	—	—	—	—	—	(45,909)	—	(45,909)

Balance, September 30, 2006 (unaudited)	28,861,500	7,145,000	100	$512,589	$227	$(14,344)	$(4,980)	$493,492

See accompanying notes to interim financial statements.

SEASPAN CORPORATION

Interim Statement Of Cash Flows

(Unaudited)

(Expressed in thousands of United States dollars)

	Three Months Ended September 30,		Nine Months Ended September 30, 2006
	2006	2005
Cash provided by (used in):
Operating activities:
Net earnings	$8,877	$5,094	$25,514
Items not involving cash:
Depreciation	6,690	2,277	18,570
Stock-based compensation (note 8)	76	—	227
Amortization of deferred financing fees (note 5)	489	240	1,467
Change in fair value of financial instruments (note 11)	265	—	364
Change in non-cash operating working capital:
Prepaid expenses and accounts receivable	(801)	(2,300)	(1,287)
Accounts payable and accrued liabilities	958	1,532	1,010
Deferred revenue	(595)	1,655	(1,036)

Cash from operating activities	15,959	8,498	44,829

Investing activities:
Expenditures for vessels	(56,894)	(105,343)	(227,574)
Deposits on vessels	(79,294)	(664,016)	(99,850)

Cash used in investing activities	(136,188)	(769,359)	(327,424)

Financing activities:
Common shares issued, net of share issue costs	—	710,583	—
Draws on credit facility:
Credit facility	118,774	66,000	289,454
Revolving credit facility	16,500	—	35,000
Financing fees incurred	(257)	(7,251)	(1,911)
Dividends on common shares	(15,303)	—	(45,909)

Cash from financing activities	119,714	769,332	276,634

Increase (decrease) in cash and cash equivalents	(515)	8,471	(5,961)
Cash and cash equivalents, beginning of period	10,272	—	15,718

Cash and cash equivalents, end of period	$9,757	$8,471	$9,757

Supplementary information (note 7(b))

See accompanying notes to interim financial statements.

SEASPAN CORPORATION

Notes to Interim Financial Statements

(Unaudited)

(Tabular amounts in thousands of United States dollars)

Three and nine months ended September 30, 2006

1. General:

Seaspan Corporation (the “Company”) was incorporated on May 3, 2005 in the Marshall Islands. The interim statement of operations and interim statement of cash flows for the three months ended September 30, 2005 included 50 days of operation from the date of the initial public offering on August 12, 2005.

The accompanying financial information is unaudited and reflects all adjustments, consisting solely of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of results for the interim periods presented. They do not include all disclosures required under United States generally accepted accounting principles for annual financial statements. These financial statements should be read in conjunction with the December 31, 2005 financial statements filed with the Securities and Exchange Commission in the Company’s Annual Report on Form 20-F.

The following table sets out the vessels included in these financial statements:

Vessel Name	Commencement of Charter	Size (TEUs)
CSCL Hamburg	July 2001	4250
CSCL Chiwan	September 2001	4250
CSCL Ningbo	June 2002	4250
CSCL Dalian	September 2002	4250
CSCL Felixstowe	October 2002	4250

CSCL Oceania	December 2004	8500
CSCL Africa	January 2005	8500

CSCL Vancouver	February 2005	4250
CSCL Sydney	April 2005	4250
CSCL New York	May 2005	4250
CSCL Melbourne	August 2005	4250
CSCL Brisbane	September 2005	4250
New Delhi Express	October 2005	4250
Dubai Express	January 2006	4250
Jakarta Express	February 2006	4250
Saigon Express	April 2006	4250
Lahore Express	July 2006	4250

Commencement of charter is the month in which the vessel commenced revenue generating operations.

2. Significant accounting policies:

Except as disclosed below, the significant accounting policies used in preparing these financial statements are consistent with those used in preparing the Company’s financial statements for the year ended December 31, 2005.

Effective January 1, 2006, the Company adopted FAS No. 123 (R), “Share-Based Payment”, which requires the fair value method of accounting for share based compensation awards. Share based awards may include options, restricted shares, phantom shares and other share-based awards. The fair value of restricted shares is based on the market value of the Company’s common shares at the grant date. Compensation costs for share-based awards are recognized over the related service period. The Company had issued no share-based awards to December 31, 2005.

SEASPAN CORPORATION

Notes to Interim Financial Statements

(Unaudited)

(Tabular amounts in thousands of United States dollars unless otherwise indicated)

Three and nine months ended September 30, 2006

3. Related party transactions:

(a) Management Agreement:

Seaspan Management Services Limited and its wholly-owned subsidiaries (the “Manager”) is owned by a group of individuals through companies and two trusts who also own the Company’s 7,145,000 Class B common shares issued and outstanding, representing a 19.8% voting interest in the Company at September 30, 2006.

Under the Management Agreement, the Manager provides services to the Company for fees which are fixed through December 31, 2008 and thereafter will be subject to renegotiation every three years as follows:

•	Technical Services — The Manager is responsible for providing ship operating expenses to the Company in exchange for a fixed fee of $4,500 per day for each 4250 TEU vessel, $6,000 per day for each 8500 TEU vessel and $6,500 per day for each 9600 TEU vessel. The technical services fee does not include certain extraordinary items. For vessels operating or that began operations during the three and nine month period ended September 30, 2006, the Manager provided technical services at a cost of $7,269,000 and $20,178,000 respectively to the Company. For the New Delhi Express grounding dry dock repair, the Manager provided supervision services in the amount of nil and $27,800 during three and nine month period ended September 30, 2006, respectively. These supervision fees are not covered under the fixed technical services fee.

•	Administrative and Strategic Services — The Manager provides administrative and strategic services to the Company for the management of the business for a fixed fee of $72,000 per year. The Company will also reimburse all reasonable expenses incurred by the Manager in providing these services to the Company. During the three and nine month period ended September 30, 2006, the Manager provided fixed fee administrative and strategic services at a cost of $18,000 and $54,000, respectively. The Company reimbursed expenses incurred by the Manager in the amount of $209,016 and $627,048, respectively for the three and nine months ended September 30, 2006.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

In connection with entering into the agreement to provide the Company with the above strategic services, the Company has issued 100 incentive shares to the Manager. The incentive shares are entitled to a share of incremental dividends, based on specified sharing ratios, once dividends on the Company’s common and subordinated shares reach certain specified targets beginning with the first target of $0.485 per share per quarter. At September 30, 2006, the incentive shares do not have rights to incremental dividends.

(b) Due to related parties:

As at September 30, 2006, nil (December 31, 2005 - $534,582) is due to related parties for reimbursement of administrative and strategic services expenses paid on the Company’s behalf, $183,338 (December 31, 2005 – nil) is due to the Manager for amounts collected from or deducted by charterers by the Company on the Manager’s behalf. The amounts are to be repaid in the ordinary course of business.

SEASPAN CORPORATION

Notes to Interim Financial Statements

(Unaudited)

(Tabular amounts in thousands of United States dollars unless otherwise indicated)

Three and nine months ended September 30, 2006

4. Vessels:

September 30, 2006	Cost	Accumulated Depreciation	Net Book Value
Vessels	$855,922	$25,755	$830,167
Deposits on vessels	99,924	—	99,924

	$955,846	$25,755	$930,091

December 31, 2005	Cost	Accumulated Depreciation	Net Book Value
Vessels	$628,349	$7,186	$621,163

(a) On February 14, 2006, the Company agreed to purchase two 3500 TEU vessels under construction from affiliates of Conti Holdings GmbH & Co. KG (“Conti”) that are being built by Zhejiang Shipbuilding Co. Ltd. (“Zhejiang”). The delivered cost is expected to be approximately $50,000,000 per vessel. The Company paid a $4,000,000 deposit upon signing the transaction. The vessels are expected to be delivered in February and July 2007.

(b) On February 28, 2006, the Company agreed to purchase four 2500 TEU vessels that will be built by Jiangsu Yangzijiang Shipbuilding in China (“Jiangsu”). The delivered cost is expected to be approximately $44,500,000 per vessel. The vessels are expected to be delivered between August 2008 and February 2009.

In addition to the four 2500 TEU vessels that will be built, the Company had the option to order an additional eight 2500 TEU vessels, in two tranches of four vessels each, for the same price as the initial four vessels. The option for the first four of the option vessels was exercised by the Company on June 29, 2006. The delivered cost is expected to be approximately $44,700,000 per vessel. The vessels are expected to be delivered between May and August 2009. The Company did not exercise its option on the final tranche of the option vessels, which expired on September 30, 2006.

The Company has paid $33,000,000 installment payments for the eight 2500 TEU vessels as at September 30, 2006.

(c) On August 8, 2006, the Company agreed to purchase four 5100 TEU vessels that will be built by Hyundai Heavy Industries Co., Ltd in South Korea (“HHI”). The delivered cost is expected to be $83,400,000 per vessel. The vessels are expected to be delivered between April and December 2009.

The Company has paid $61,880,000 of installment payments for the four 5100 TEU vessels as at September 30, 2006.

5. Deferred financing fees:

	$1 billion credit facility		$365 million revolving credit facility
September 30, 2006	Tranche A	Tranche B	Tranche A	Tranche B	Total
Deferred financing fees as at January 1, 2006	$5,217	$1,309	$—	$—	$6,526
Costs incurred	226	—	378	1,306	1,910
Amortization capitalized	—	—	(21)	(52)	(73)
Amortization expensed	(486)	(981)	—	—	(1,467)

Deferred financing fees as at September 30, 2006	$4,957	$328	$357	$1,254	$6,896

SEASPAN CORPORATION

Notes to Interim Financial Statements

(Unaudited)

(Tabular amounts in thousands of United States dollars unless otherwise indicated)

Three and nine months ended September 30, 2006

	$1 billion credit facility		$365 million revolving credit facility
December 31, 2005	Tranche A	Tranche B	Tranche A	Tranche B	Total
Deferred financing fees, beginning of fiscal period	$—	$—	$—	$—	$—
Costs incurred	5,453	1,799	—	—	7,252
Amortization expensed	(236)	(490)	—	—	(726)

Deferred financing fees, as at December 31, 2005	$5,217	$1,309	$—	$—	$6,526

6. Long-term debt:

	September 30, 2006	December 31, 2005
$1 billion credit facility	$412,347	$122,893
$365 million revolving credit facility	35,000	—

Long-term debt	$447,347	$122,893

On May 19, 2006, the Company entered into a $365.0 million senior secured revolving credit facility agreement (“Revolving Credit Facility”) with certain lenders.

The total Revolving Credit Facility amount of $365.0 million is divided into two tranches: Tranche A, in the maximum amount of $82.0 million and Tranche B, in the maximum amount of $283.0 million. Tranche A will be used to fund the Corporation’s purchase of the 3500 TEU vessels under construction from affiliates of Conti (note 4(a)) and Tranche B will be used to fund the purchase of up to eight 2500 TEU vessels being constructed by Jiangsu (note 4(b)). Both Tranche A and Tranche B will be divided into several advances.

The Revolving Credit Facility requires payment of interest at a rate per annum, calculated as LIBOR plus 0.850% per annum for the first six years after the delivery date of the last delivered vessel in each Tranche and LIBOR plus 0.925% per annum thereafter. The Company has entered into hedging arrangements to manage the interest rate exposure from the floating rate under the facility.

The Revolving Credit Facility requires payments of a commitment fee of 0.3% per annum on the average undrawn facility amount.

Beginning six months from the delivery date of the last vessel securing Tranche A of the facility, but no later than March 31, 2008, the principal amount borrowed under the tranche will be reduced semiannually by amounts ranging from 2.2% to 3.5% of the amount borrowed until the maturity date, at which time the tranche will terminate. A final payment of approximately 47% of the amount borrowed is required upon termination of the tranche. Beginning six months from the delivery date of the last vessel securing Tranche B of the facility, but no later than April 30, 2010, the principal amount borrowed under the tranche will be reduced semiannually by amounts ranging from 2.1% to 3.3% of the amounts borrowed until the maturity date, at which time the tranche will terminate. A final payment of approximately 49% of the amount borrowed is required upon termination of the tranche.

Tranche A of the facility has a maturity date of the tenth anniversary of the delivery date of the last of the vessel or July 31, 2017, whichever is earlier. Tranche B of the facility has a maturity date of the tenth anniversary of the delivery date of the last of the vessel or August 31, 2019, whichever is earlier.

The Revolving Credit Facility is secured by the following, among others:

•	A first priority mortgage on the collateral vessels funded by the Revolving Credit Facility;

•	An assignment of the Company’s time charters and earnings;

SEASPAN CORPORATION

Notes to Interim Financial Statements

(Unaudited)

(Tabular amounts in thousands of United States dollars unless otherwise indicated)

Three and nine months ended September 30, 2006

•	An assignment of the insurance on each of the vessels that are subject to a mortgage;

•	An assignment of the Company’s shipbuilding contracts; and

•	A pledge of our retention accounts.

The credit facility contains certain financial covenants including covenants requiring the Company to maintain a minimum tangible net worth, and interest and principal coverage ratios.

At September 30, 2006, the Revolving Credit Facility principal repayments due for the next five years and thereafter are:

	Tranche A	Tranche B	Total
2006	$—	$—	$—
2007	—	—	—
2008	—	—	—
2009	—	—	—
2010	—	1,484	1,484
Thereafter	—	33,516	33,516

	$—	$35,000	$35,000

7. Other information:

(a) Accounts payable and accrued liabilities:

The principal components of accounts payable and accrued liabilities are:

	September 30, 2006	December 31, 2005
Due to related parties (note 3(b))	$183	$535
Accrued interest	1,347	297
Other accrued liabilities	947	635

	$2,477	$1,467

SEASPAN CORPORATION

Notes to Interim Financial Statements

(Unaudited)

(Tabular amounts in thousands of United States dollars unless otherwise indicated)

Three and nine months ended September 30, 2006

(b) Supplementary information to the statement of cash flows consists of:

	Three Months Ended September 30,		Nine Months Ended September 30, 2006
	2006	2005
Interest paid	$5,173	$—	$11,488
Interest received	113	—	362
Undrawn credit facility fee paid	715	402	2,071
Non-cash transactions:
Fair value of interest rate swap	—	—	3,738
Fair value of interest rate swaption	—	—	3,738
Accrued and capitalized interest costs, including amortization of deferred financing fees	958	—	1,044
Excess of purchase price over carrying value of the initial fleet	—	197,904	—

8. Additional paid-in capital:

In December 2005, the Company’s board of directors adopted the Seaspan Corporation Stock Incentive Plan (the “Plan”), under which our officers, employees and directors may be granted options, restricted stock, phantom shares, and other stock-based awards as may be determined by the Company’s board of directors. A total of 1,000,000 shares of common stock were reserved for issuance under the Plan, which is administered by the Company’s board of directors. The Plan will expire 10 years from the date of its adoption. No grants had been made under the plan to December 31, 2005.

On February 10, 2006, the Company issued 3,750 shares to each independent director for a total of 15,000 shares as compensation for services for 2006. These shares have been recorded at their fair value on the date of issuance, and will be recorded as expense on a straight-line basis as the services are provided.

9. Commitments and contingent obligations:

Pursuant to the Asset Purchase Agreement, at September 30, 2006 the Company is committed to purchase the following additional six vessels on completion of construction at the following predetermined purchase prices:

Vendor	Amount
Seaspan Pawn Shipping Company Limited (note 12(d))	$56,893
Seaspan Ace Shipping Company Limited	56,893
Seaspan Eagle Shipping Company Limited	56,893
Seaspan Birdie Shipping Company Limited	56,893
Hemlock Shipping Company Limited	115,956
Spruce Shipping Company Limited	115,956

$459,484

The Company’s commitment to purchase additional vessels that are not part of the asset purchase agreement are disclosed in note 4.

SEASPAN CORPORATION

Notes to Interim Financial Statements

(Unaudited)

(Tabular amounts in thousands of United States dollars unless otherwise indicated)

Three and nine months ended September 30, 2006

10. Charter party:

(a) The Company is committed under charter party agreements with China Shipping Container Lines (Asia) Co. Ltd. (“CSCL Asia”), a subsidiary of China Shipping (Group) Company (“CSCL”) and HL Ships USA, LLC (“HL USA”), a subsidiary of TUI AG, as follows:

Vessel Name	Time Charter (years)	Commencement of Charter	Options (years)	Daily Hire Rate
CSCL Hamburg	10	July 2001	2	$18.3	(1)
CSCL Chiwan	10	September 2001	2	18.3	(2)
CSCL Ningbo	10	June 2002	2	19.9
CSCL Dalian	10	September 2002	2	19.9
CSCL Felixstowe	10	October 2002	2	19.9
CSCL Oceania	12	December 2004	3	29.5
CSCL Africa	12	January 2005	3	29.5
CSCL Vancouver	12	February 2005	—	17.0
CSCL Sydney	12	April 2005	—	17.0
CSCL New York	12	May 2005	—	17.0
CSCL Melbourne	12	August 2005	—	17.0
CSCL Brisbane	12	September 2005	—	17.0
New Delhi Express	3+7(3)	October 2005	2	18.0
Dubai Express	3+7(3)	January 2006	2	18.0
Jakarta Express	3+7(3)	February 2006	2	18.0
Saigon Express	3+7(3)	April 2006	2	18.0
Lahore Express	3+7(3)	July 2006	2	18.0

(1)	Pursuant to the CSCL Hamburg Charter Party Agreement, the daily hire rate increased from $18,000 per day to $18,300 per day for the second five years of the charter.
(2)	Pursuant to the CSCL Chiwan Charter Party Agreement, the daily hire rate increased from $18,000 per day to $18,300 per day for the second five years of the charter.
(3)	For the HL USA charters, the initial term is three years that automatically extends for up to an additional seven years in successive one-year extensions, unless HL USA elects to terminate the charter with two years’ prior written notice. The charterer is required to pay a termination fee of approximately $8.0 million to terminate a charter at the end of the initial three-year term. The termination fee declines by $1.0 million per year in years four through nine.

The Company is committed under the charter party agreements with CSCL Asia and HL USA to supply the vessel on a full-time basis for a fixed daily charter rate. The charter party agreements obligate the Company to certain performance criteria over the term of the agreement.

(b) The Company is committed under twelve-year charter party agreements with COSCON and CSCL Asia to supply the vessel on a full-time basis for a fixed daily charter rate, once vessel construction is completed. The following table indicates the contractual delivery date for each of the two 3500 TEU vessels, eight 2500 TEU vessels and four 5100 TEU vessels being built by Zhejiang, Jiangsu and HHI respectively.

SEASPAN CORPORATION

Notes to Interim Financial Statements

(Unaudited)

(Tabular amounts in thousands of United States dollars unless otherwise indicated)

Three and nine months ended September 30, 2006

Vessel Name	Time Charter (years)	Charterer	Contractual Delivery Date	Daily Hire Rate
Zhejiang Shipbuilding Hull No. 125	12	COSCON	February 28, 2007	$19.0
Zhejiang Shipbuilding Hull No. 126	12	COSCON	July 31, 2007	19.0
Jiangsu Shipbuilding Hull YZJ 2005-696C	12	CSCL Asia	August 30, 2008	16.8	(1)
Jiangsu Shipbuilding Hull YZJ 2006-716C	12	CSCL Asia	November 30, 2008	16.8	(1)
Jiangsu Shipbuilding Hull YZJ 2006-717C	12	CSCL Asia	January 30, 2009	16.8	(1)
Jiangsu Shipbuilding Hull YZJ 2006-718C	12	CSCL Asia	February 28, 2009	16.8	(1)
Jiangsu Shipbuilding Hull YZJ 2006-719C	12	CSCL Asia	May 10, 2009	16.8	(1)
Jiangsu Shipbuilding Hull YZJ 2006-720C	12	CSCL Asia	June 10, 2009	16.8	(1)
Jiangsu Shipbuilding Hull YZJ 2006-721C	12	CSCL Asia	July 10, 2009	16.8	(1)
Jiangsu Shipbuilding Hull YZJ 2006-722C	12	CSCL Asia	August 10, 2009	16.8	(1)
HHI Hull No. 1970	12	MOL	April 20, 2009	28.9
HHI Hull No. 1971	12	MOL	August 5, 2009	28.9
HHI Hull No. 1972	12	MOL	November 20, 2009	28.9
HHI Hull No. 1973	12	MOL	December 23, 2009	28.9

(1)	The initial daily hire rate is $16,750 per day, increasing to $16,900 per day after six years.

11. Financial instruments:

(a) Concentration of credit risk:

CSCL Asia and HL USA are the Company’s only customers as at September 30, 2006.

(b) Fair value:

The carrying values of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their fair values because of their short term to maturity. The carrying value of long-term debt recalculated at current interest rates, approximates its carrying value.

The fair value of the financial instruments is recognized on the balance sheet.

(c) Interest rate risk management agreement:

The Company uses derivative financial instruments, consisting of interest rate swap agreements and an interest rate swaption, to manage its exposure to adverse movements in interest rates.

Pursuant to the credit facility agreements, at September 30, 2006 the Company has entered into interest rate swap agreements to fix LIBOR at per annum interest rates on notional loan balances as follows:

	Fixed LIBOR	Notional Amount as at September 30, 2006	Maximum Notional Amount(1)	Effective Date	Ending Date
Interest rate swap	4.6325%	$318,504	$663,399	September 15, 2005	July 16, 2012
Interest rate swap	5.2500%	62,680	200,000	September 29, 2006	June 23, 2010
Interest rate swap	5.3150%	18,500	106,800	August 15, 2006	August 28, 2009
Interest rate swap	5.2600%	18,500	106,800	July 3, 2006	February 26, 2021	(2)
Interest rate swap	5.5150%	—	59,700	February 28, 2007	July 31, 2012
Interest rate swap	5.1750%	—	663,399	July 16, 2012	July 15, 2016
Interest rate swap	5.4975%	—	59,700	July 31, 2012	July 31, 2019
Interest rate swap	5.5950%	—	106,800	August 29, 2009	August 28, 2020
Interest rate swap	5.6000%	—	200,000	June 23, 2010	December 23, 2021

(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional during the term of the swap.
(2)	The Company has entered into a swaption agreement with a bank (“Swaption Counterparty”) whereby the Swaption Counterparty has the option to require the Company to enter into an interest rate swap to pay LIBOR and receive a fixed rate of 5.26%. This is a European option and is open for a two hour period on February 26, 2014 after which it expires. The notional amount of the underlying swap is $106,800,000 with an effective date of February 28, 2014 and an expiration of February 26, 2021. If the Swaption Counterparty exercises the swaption, the underlying swap effectively offsets the Company’s 5.26% pay fixed LIBOR swap from February 28, 2014 to February 26, 2021.

SEASPAN CORPORATION

Notes to Interim Financial Statements

(Unaudited)

(Tabular amounts in thousands of United States dollars unless otherwise indicated)

Three and nine months ended September 30, 2006

12. Subsequent events:

(a) On October 11, 2006, the Company announced that it has signed contracts to acquire four 4800 TEU vessels from A.P. Moller-Mærsk A/S (“APM”). The cost will be $40,000,000 per vessel and they are expected to be delivered between November 1 and December 31, 2006. The Company announced that it has arranged simultaneous five-year charter agreements for these four vessels with APM at a rate of $23,450 per vessel per day. After the initial five-year charter periods, APM will have two consecutive one year options to recharter each ship for $22,400 per day and $21,400 per day, respectively. They will have a further option to charter each ship for two final years at $20,400 per day. In addition, the Company will pay an affiliate of APM a 0.5% commission on each of the APM charters.

On October 13, 2006, the Company drew an additional $16,000,000 on Tranche A of the $1.0 billion credit facility to fund the deposit on the vessels.

(b) On October 16, 2006, the Company entered into a credit facility for $218,400,000. The proceeds of this facility will be used to partially finance the construction of the four 5100 TEU vessels that will be built by HHI (note 4(c)). The credit facility requires payment of interest at a rate per annum, calculated as LIBOR plus 0.6% per annum.

The credit facility requires payments of a commitment fee of 0.3% per annum calculated on the undrawn portion of the facility.

Beginning thirty six months from the delivery of the date of the last vessel securing the facility, the principal amount borrowed under the facility will be reduced in eighteen semi-annual payments by amounts ranging from 2.7% and 3.3% of the amount borrowed until the maturity date. A final repayment of approximately 45% of the amount borrowed is required upon the final maturity date.

The facility maturity date is the anniversary date falling twelve years after the scheduled delivery date of the fourth 5100 TEU vessel delivered or December 23, 2021, whichever is earlier.

On October 19, 2006, the Company drew $62,793,600 under this credit facility to refinance the $61,880,000 down payment made to HHI and fund $913,600 in fees due to the lender.

(c) On October 17, 2006, the Company entered into an interest rate swap agreement to fix LIBOR at 5.20%. The effective date of the interest rate swap agreement is December 18, 2006, maturing on October 2, 2015. The maximum notional amount during the term of the swap is $96,000,000.

(d) On October 20, 2006, the Company purchased the Rio Grande Express from Seaspan Pawn Shipping Company Limited at a cost of $56,893,000 pursuant to the Asset Purchase Agreement. The Rio Grande Express is the sixth of the nine vessels subject to long-term fixed rate charters with HL USA.

(e) On October 23, 2006, the Company declared a cash dividend of $0.425 per share, representing a total cash distribution of $15,303,000. The cash dividend is payable on November 10, 2006, to all shareholders of record on October 27, 2006.

The Company’s board of directors intends to increase the regular quarterly dividend from $0.425 per share to $0.44625 per share, representing a 5% increase, beginning with the dividend payable in the first quarter of 2007, subject to any unforeseen developments.

ITEM 2 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Overview

Our business is to own containerships, charter them pursuant to long-term, fixed-rate charters and grow our fleet through additional accretive vessel acquisitions. We were incorporated on May 3, 2005. We acquired our first ten vessels on completion of our initial public offering and began substantial operations on August 12, 2005. Between August 12, 2005 and September 30, 2006, we took delivery of an additional seven vessels. We deploy all our vessels on long-term, fixed-rate time charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters. The charters on the 17 vessels in our operating fleet as of September 30, 2006 have an average remaining initial term of 8.7 years plus certain options. Our primary objectives are to maintain a stable base dividend, while growing our business in order to increase distributable cash flow per share.

We intend to continue our practice of acquiring vessels once we have entered into long-term, fixed-rate charters that begin at the time of delivery of the vessels, which we believe will provide us with stable future cash flows. We plan to expand our relationships with China Shipping Container Lines Company, Limited (“CSCL”) and HL Ships Limited (“HL Ships”), as well as add new container liner company customers such as COSCO Container Lines Co., Ltd. (“COSCON”), Mitsui O.S.K., Lines (“MOL”) and A.P. Møller – Mærsk A/S (“APM”). We believe that we will benefit from the continued growth of worldwide container demand, especially in certain high-growth markets, such as China, where we have strong existing customer relationships, and from the trend of container liner companies to outsource a portion of their vessel requirements to third party shipowners. We also believe that Seaspan Management Services Limited’s (our “Manager”) experience in working with container liner companies to provide ship design, drawing approval, construction supervision and brokering services will improve our ability to secure new customers. We intend to increase the size of our fleet through timely and selective acquisitions of new and secondhand containerships that we believe will be accretive to distributable cash flow per share.

Currently, 12 containerships in our fleet are under time charters with China Shipping Container Lines (Asia) Co. Ltd., (“CSCL Asia”), as a result of a novation by China Shipping (Group) Company (“China Shipping”). CSCL Asia, a British Virgin Islands company, is the wholly owned subsidiary of CSCL, a majority owned subsidiary of China Shipping. Five containerships in our fleet are under time charters with HL Ships USA, LLC (“HL USA”), a subsidiary of TUI AG.

The remaining six vessels which we agreed to purchase at the time of our initial public offering are currently under construction at Samsung Heavy Industries Co. Ltd., (“Samsung”). These six vessels are subject to long-term, fixed-rate charters. Two of these vessels are chartered to China Shipping and four are under time charters with HL USA. In addition, we have agreed to purchase eight 2500 TEU vessels from Jiangsu Yangzijiang Shipbuilding, (“Jiangsu”), which have also been chartered to CSCL Asia. We have agreed to purchase an additional two 3500 TEU vessels, which are currently under construction, from Container Schiffahrts—GmbH & Co. KG Nr. 1 and Conti 52. Container Schiffahrts—GmbH & Co. KG Nr. 1, (collectively referred to herein as “Conti”). These two 3500 TEU vessels are subject to long-term, fixed-rate charters to COSCON.

All of our charter agreements are in good standing. The following table summarizes key facts regarding the 17 vessels in operation as of September 30, 2006:

Vessel Name	Vessel Size (TEU)	Commencement of Charter	Year Built	Charterer	Length of Time Charter	Daily Charter Rate
						(in thousands)
CSCL Oceania	8500	12/4/04	2004	CSCL Asia	12 years + one 3-year option	$29.5	(1)
CSCL Africa	8500	1/24/05	2005	CSCL Asia	12 years + one 3-year option	29.5	(1)
CSCL Hamburg	4250	7/3/01	2001	CSCL Asia	10 years + one 2-year option	18.3	(2)
CSCL Chiwan	4250	9/20/01	2001	CSCL Asia	10 years + one 2-year option	18.3	(2)
CSCL Ningbo	4250	6/15/02	2002	CSCL Asia	10 years + one 2-year option	19.9	(3)

Vessel Name	Vessel Size (TEU)	Commencement of Charter	Year Built	Charterer	Length of Time Charter	Daily Charter Rate
						(in thousands)
CSCL Dalian	4250	9/4/02	2002	CSCL Asia	10 years + one 2-year option	$19.9	(3)
CSCL Felixstowe	4250	10/15/02	2002	CSCL Asia	10 years + one 2-year option	19.9	(3)
CSCL Vancouver	4250	2/16/05	2005	CSCL Asia	12 years	17.0
CSCL Sydney	4250	4/19/05	2005	CSCL Asia	12 years	17.0
CSCL New York	4250	5/26/05	2005	CSCL Asia	12 years	17.0
CSCL Melbourne	4250	8/17/05	2005	CSCL Asia	12 years	17.0
CSCL Brisbane	4250	9/15/05	2005	CSCL Asia	12 years	17.0
New Delhi Express	4250	10/18/05	2005	HL USA	3 years + seven 1-year extensions + two 1-year options(4)	18.0
Dubai Express	4250	1/3/06	2006	HL USA	3 years + seven 1-year extensions + two 1-year options(4)	18.0
Jakarta Express	4250	2/21/06	2006	HL USA	3 years + seven 1-year extensions + two 1-year options(4)	18.0
Saigon Express	4250	4/6/06	2006	HL USA	3 years + seven 1-year extensions + two 1-year options(4)	18.0
Lahore Express	4250	7/11/06	2006	HL USA	3 years + seven 1-year extensions + two 1-year options(4)	18.0

(1)	CSCL Asia has an initial charter of 12 years with a charter rate of $29,500 per day for the first six years, $29,800 per day for the second six years, and $30,000 per day for the final three-year option.
(2)	CSCL Asia has an initial charter of 10 years with a charter rate of $18,000 per day for the first five years, $18,300 per day for the second five years, and $19,000 per day for the final two-year option.
(3)	CSCL Asia has an initial charter of 10 years with a charter rate of $19,933 per day for the first five years, $19,733 per day for the second five years, and $20,500 per day for the final two-year option.
(4)	For these charters, the initial term is three years that automatically extend for up to an additional seven years in successive one-year extensions, unless HL USA elects to terminate the charters with two years’ prior written notice. The charterer is required to pay a termination fee of approximately $8.0 million to terminate a charter at the end of the initial term. The termination fee declines by $1.0 million per year per vessel in years four through nine.

Under the management agreement, ship operating expenses are borne by our Manager in exchange for the payment of a fixed daily operating expense fee which covers all operating expenses, including crewing, victualling, stores, lube oils, communication expenses, general and routine repairs, general vessel maintenance, insurance and other expenses related to the technical management of the vessels. Also as part of this agreement, the Manager is responsible for the normally scheduled periodic drydocking of our vessels.

Our operating expenses per vessel are equal to the number of days in the period, multiplied by the applicable fixed daily operating expense rate, and any volatility in actual ship operating expenses will be absorbed by our Manager, except for certain extraordinary costs and expenses that are not covered by our Manager’s technical services fee.

The fixed daily operating expense rate commences on the delivery date for the related vessel and is set forth in the following table:

Vessel Name	Daily Operating Expense Rate
(in thousands)
CSCL Hamburg	$4.5
CSCL Chiwan	4.5
CSCL Ningbo	4.5
CSCL Dalian	4.5
CSCL Felixstowe	4.5
CSCL Oceania	6.0
CSCL Africa	6.0
CSCL Vancouver	4.5
CSCL Sydney	4.5
CSCL New York	4.5
CSCL Melbourne	4.5
CSCL Brisbane	4.5
New Delhi Express	4.5
Dubai Express	4.5
Jakarta Express	4.5
Saigon Express	4.5
Lahore Express	4.5

Our Fleet

Upon the completion of our initial public offering, we acquired eight 4250 TEU vessels and two 8500 TEU vessels (our “initial fleet”) from wholly owned subsidiaries of Seaspan Container Lines Limited (“SCLL” or the “Predecessor”). On August 8, 2005, we entered into a purchase agreement with certain wholly owned subsidiaries of SCLL (all 13 subsidiaries collectively referred to as “VesselCos”) to acquire an additional 13 new containerships as they are completed and delivered. The additional 13 containerships consist of eleven 4250 TEU vessels and two 9600 TEU vessels of which we have acquired seven 4250 TEU vessels to date. We will acquire the remaining six vessels over approximately the next 10 months.

We have also entered into ship building contracts with Jiangsu, pursuant to which we have agreed to purchase eight 2500 TEU vessels as each containership is delivered and passes inspection. In February 2006, we signed a contract to build four 2500 TEU vessels from Jiangsu with an option to order an additional eight 2500 TEU vessels, in two tranches of four vessels each, for the same price as the initial four. The aggregate delivered cost for the initial four 2500 TEU vessels is expected to be $178.0 million, subject to certain pre-delivery expenses remaining at budgeted levels. On June 29, 2006, we exercised our option on the first tranche and agreed to purchase the first four of the option 2500 TEU vessels. Although we exercised our option on June 29, 2006, the formal written agreement was entered into on July 4, 2006. The aggregate delivered cost for the first four option 2500 TEU vessels is expected to be $178.8 million, subject to certain pre-delivery expenses remaining at budgeted levels. The aggregate delivered cost of the eight 2500 TEU vessels purchased to date from Jiangsu is expected to be $356.8 million. These eight vessels will be built by Jiangsu at its shipyards in Jiangsu Province, China, pursuant to the ship building contracts. Each 2500 TEU vessel is subject to a 12-year time charter with CSCL Asia.

In addition to the eight 2500 TEU vessels that will be built for us, we had the option to order four additional 2500 TEU vessels. The option expired on September 30, 2006, and we did not exercise this option.

We have also agreed to purchase two 3500 TEU vessels from Conti, as each vessel is delivered and passes inspection. The two 3500 TEU vessels are being built by Zhejiang Shipbuilding Co. Ltd (“Zhejiang”) at its shipyard in Ningbo, China, pursuant to a ship building contract between Conti and Zhejiang. It is not anticipated that these ship building contracts will be assigned to us by Conti prior to the delivery. Conti will be responsible for all payments related to the construction and delivery of the two 3500 TEU vessels. We are responsible for the costs related to certain supplies and to the supervision and survey of the construction of the vessels. Our Manager will perform all tasks related to the supervision and survey of the construction of the vessels.

The expected delivered cost for the two 3500 TEU vessels is approximately $100.0 million. We have paid to Conti an aggregate of $4.0 million, from operating funds, as the first installment for the vessels and the remainder of the purchase price will be due upon delivery of each vessel. In the event the ship building contract is cancelled, rescinded or terminated due to Conti’s default under the ship building contract, Conti is obligated to return the $4.0 million payment. Conti Holding GmbH & Co. KG, or Conti Holding, an affiliate of Conti, has guaranteed repayment of the $4.0 million in the event that Conti fails to repay the $4.0 million when required to do so.

On August 8, 2006, we agreed to purchase four 5100 TEU vessels that will be built by Hyundai Heavy Industries (“HHI”). The delivered cost is expected to be approximately $83.4 million per vessel. These four 5100 TEU vessels are expected to be delivered between April 2009 and December 2009. We also arranged simultaneous 12-year charter agreements for these four 5100 TEU vessels with MOL at a rate of $28,880 per day.

On October 10, 2006, we entered into contracts to purchase four 4800 TEU secondhand containerships from APM. We expect to take delivery of these four containerships between November 1, 2006 and December 31, 2006. The purchase price is $40.0 million per vessel. Upon signing of the contracts, we made a 10% deposit of the purchase price with APM subsequent to the period ended September 30, 2006. The deposit was financed by our existing $1.0 billion secured credit facility. Simultaneously with the delivery of the four 4800 TEU vessels, we will enter into five-year time charter agreements for each of these vessels with APM at a daily hire rate of $23,450. Upon the expiration of the initial five-year time charter term, APM will have two consecutive one-year options to charter the vessel at $22,400 and $21,400 per day respectively and a final two-year option to charter the vessel at $20,400 per day. Three of the 4800 TEU vessels were built in 1989 by Odense-Lindo Shipyard Ltd. and the remaining 4800 TEU vessel was built in 1988 by Odense-Lindo Shipyard Ltd. Each of the four 4800 TEU vessels is scheduled for periodic drydocking in 2007 and then every five years afterwards. Our Manager has agreed to operate these vessels at a daily fixed fee of $5,750 per vessel, including drydocking costs.

The average age of the 17 vessels in our operating fleet as of September 30, 2006 is 2.1 years. The following chart details the number of vessels in our fleet based on size as we take scheduled delivery:

	Actual						Forecasted
Vessel Size	Upon Closing of IPO	Third Quarter 2005	Fourth Quarter 2005	First Quarter 2006	Second Quarter 2006	Third Quarter 2006	Year Ending December 31, 2006	Year Ending December 31, 2007	Thereafter
9600 TEU Class	—	—	—	—	—	—	—	2	2
8500 TEU Class	2	2	2	2	2	2	2	2	2
5100 TEU Class	—	—	—	—	—	—	—	—	4
4800 TEU Class	—	—	—	—	—	—	4	4	4
4250 TEU Class	8	10	11	13	14	15	16	19	19
3500 TEU Class	—	—	—	—	—	—	—	2	2
2500 TEU Class	—	—	—	—	—	—	—	—	8

Operating Vessels	10	12	13	15	16	17	22	29	41

Capacity (TEU) (1)	50,960	59,466	63,719	72,225	76,478	80,731	104,220	143,207	183,923

(1)	Our 9600 TEU vessels, 8500 TEU vessels, 5100 TEU vessels, 4800 TEU vessels, 4250 TEU vessels, 3500 TEU vessels and 2500 TEU vessels have an actual capacity of 9580, TEU, 8468 TEU, 5087 TEU, 4809 TEU, 4253 TEU, 3534 TEU and 2546 TEU respectively.

Our Credit Facility

On August 8, 2005, we entered into a $1.0 billion secured loan facility agreement with certain lenders. This credit facility will be used in part to fund our acquisition of the vessels that we have contracted to purchase from SCLL at the time of our initial public offering and additional new or used containerships we may decide to acquire. Our credit facility has a maturity date of the seventh anniversary of the delivery date of the last of the 23 vessels that we have contracted to purchase from SCLL at the time of our initial public offering and any additional containerships we may finance under this facility or October 31, 2014, whichever is earlier.

The total facility amount of $1.0 billion is divided into two tranches: Tranche A, in the maximum amount of $750.0 million and Tranche B, in the maximum amount of $250.0 million. Tranche A may be used to fund our acquisition of the vessels that we have contracted to purchase from SCLL from at the time of our initial public offering while Tranche B may be used to fund our acquisition of additional vessels we may decide to acquire. Both Tranche A and Tranche B are split into several advances. All Tranche A advances must be drawn within three months of the delivery of the last of the 23 vessels that we have contracted to purchase from SCLL at the time of our initial public offering (but not before the acquisition date of the vessel to which the loan relates), and in any event, no later than December 31, 2007. Each Tranche B advance will occur on or after the acquisition date of an additional vessel beyond the 23 vessels that we have contracted to purchase from SCLL at the time of our initial public offering. All Tranche B advances must be drawn prior to December 31, 2006 (but not before the acquisition date of the vessel to which the loan relates). Any commitment undrawn by those dates will be canceled.

During the quarter ended September 30, 2006, we drew a total of $56.9 million to purchase the Lahore Express. We also drew $61.9 million during the quarter ended September 30, 2006 to fund the first installment payment for the four 5100 TEU vessels. Of the $750.0 million available in Tranche A, the total amount drawn at September 30, 2006 is $412.3 million. Subsequent to the quarter ended September 30, 2006, we drew $16.0 million to fund the deposit on the four 4800 TEU vessels acquired from APM. At September 30, 2006, no amounts have been drawn from the Tranche B of our credit facility.

Our Revolving Credit Facility

On May 19, 2006, we entered into a 10 to 13-year (based on the delivery dates of certain vessels), senior secured, $365.0 million revolving credit facility with certain lenders.

The facility is split into two separate tranches, one to fund the acquisition of the two 3500 TEU container vessels and the second to fund the construction of the eight 2500 TEU container vessels. Our obligations under the facility are secured by first-priority mortgages on our two 3500 TEU container vessels and the eight 2500 TEU container vessels. Also, the facility is secured by a first-priority assignment of our earnings related to the collateral vessels, including time-charter revenues and any insurance proceeds.

We may prepay all loans at any time without penalty, other than breakage costs in certain circumstances. Amounts that have been prepaid may be reborrowed. We are required to prepay a portion of the outstanding loans under certain circumstances, including the sale or loss of a vessel if we do not substitute another vessel. Beginning six months from the delivery date of the last vessel securing the first tranche of the facility, but no later than March 31, 2008, the total amounts available for borrowing under the first tranche will be reduced semiannually until the maturity date, at which time the facility will terminate. Beginning six months from the delivery date of the last vessel securing the second tranche of the facility, but no later than April 30, 2010, the total amounts available for borrowing under the second tranche will be reduced semiannually until the maturity date, at which time the facility will terminate.

Indebtedness under the revolving credit facility bears interest at a rate equal to LIBOR + 0.850% until July 31, 2013, for the first tranche, and August 31, 2015, for the second tranche, and LIBOR + 0.925% thereafter. We incur a commitment fee on the unused portion of the revolving credit facility at a rate of 0.30% per annum.

We are subject to other customary conditions precedent before we may borrow under the facility, including that no event of default is ongoing and there having occurred no material adverse effect on our ability to perform our payment obligations under the facility. In addition, the credit facility contains various covenants limiting our ability to:

•	allow liens to be placed on the collateral securing the facility;

•	enter into mergers with other entities;

•	conduct material transactions with our affiliates except on an arm’s-length basis; and

•	change the flag, class, or management of our vessels.

Our revolving credit facility agreement contains certain financial covenants including covenants requiring us to maintain a minimum tangible net worth, maximum leverage and minimum interest coverage and principal and interest coverage ratios.

The credit agreement contains customary definitions of events of default, including nonpayment of principal or interest, breach of covenants or material inaccuracy of representations, default under other material indebtedness, bankruptcy, and change of control.

During the quarter ended September 30, 2006, we drew $16.5 million to pay for the deposits on the second four 2500 TEU vessels to be constructed for a total drawn balance of $35.0 million of the $283.0 million of the available in Tranche B. No amounts to date have been drawn from the Tranche A of our revolving credit facility.

Our Term Loan Facility

On October 16, 2006, we entered into a credit facility for $218.4 million. The proceeds of this facility will be used to partially finance the construction of the four 5100 TEU vessels that will be built by HHI. The credit facility requires payment of interest at a rate per annum, calculated as LIBOR plus 0.6% per annum.

The credit facility requires payments of a commitment fee of 0.3% per annum calculated on the undrawn portion of the facility.

Beginning thirty six months from the delivery of the date of the last vessel securing the facility, the principal amount borrowed under the facility will be reduced in eighteen semi-annual payments by amounts ranging from 2.7% and 3.3% of the amount borrowed until the maturity date. A final repayment of approximately 45% of the amount borrowed is required upon the final maturity date.

The facility maturity date is the anniversary date falling twelve years after the scheduled delivery date of the fourth 5100 TEU vessel delivered or December 23, 2021, whichever is earlier.

On October 19, 2006, we drew $62.8 million under this credit facility to refinance the $61.9 million down payment made to HHI and fund $0.9 million in fees due to the lender.

Our Dividend Policy

Our board of directors has adopted a dividend policy to pay a regular quarterly dividend of $0.425 per share on our common and subordinated shares while reinvesting a portion of our operating cash flow in our business. We intend to pay dividends on a quarterly basis. Declaration and payment of dividends is at the discretion of our board of directors and there can be no assurance we will not reduce or eliminate our dividend.

We currently pay aggregate dividends approximately equal to our operating cash flow surplus (which includes a deduction for drydocking costs and other expenses pursuant to our management agreement). At September 30, 2006 the amount of operating cash flow surplus was $29.0 million. As we continue to take delivery of the vessels that we have contracted to purchase and begin operating the 4800 TEU secondhand vessels that are scheduled to be delivered between November 1, 2006 and December 31, 2006, our operating cash flow will increase, which will enable us to retain a portion of our cash flow for reinvestment in our business while continuing to pay quarterly dividends. Retained cash flow may be used, among other things, to fund vessel or fleet acquisitions, other capital expenditures and debt repayments, as determined by our board of directors. Our dividend policy reflects our judgment that by retaining a portion of our cash flow in our business, we will be able to provide better value to our shareholders by enhancing our longer term dividend paying capacity. Once we have reasonable assurance that we are retaining adequate funds from operations to maintain our capital base over the long-term and as we make additional accretive acquisitions, our goal is to increase our quarterly dividend. We cannot provide you with any assurances that our dividend will be increased or that we will even be able to maintain our current dividend.

Critical Accounting Policies

We prepare our financial statements in accordance with accounting principles generally accepted in the United States (“GAAP”), and we make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and the related disclosures of contingent obligations. On an on-going basis, we evaluate our estimates and judgments. We base our estimates on historical experience and anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results may differ from our estimates.

Senior management has discussed with our audit committee the development, selection, and disclosure of accounting estimates used in the preparation of our financial statements.

Revenue Recognition

Charter revenue is generated from long-term time charters for each vessel and commences as soon as the vessel is delivered. Time charter revenues are recorded on a straight-line basis over the initial term of the charter arrangement. The charters provide for a per vessel fixed daily charter hire rate. We do not enter into spot voyage arrangements with respect to any of our vessels. Although our charter revenues are fixed, and accordingly little judgment is required to be applied to the amount of revenue recognition, there is no certainty as to the daily charter rates or other terms that will be available upon the expiration of our existing charter party agreements.

Vessel Lives

Our vessels represent our most significant assets. The initial fleet is carried at the historical carrying value of our predecessor, which includes capitalized interest during construction and other construction, design, supervision and predelivery costs, less accumulated depreciation. The difference between the purchase price of the initial fleet and the historical carrying value was charged against shareholders’ equity at the time of the acquisition. All additional vessels purchased subsequent to our initial public offering are recorded at their cost to us, reflecting the predetermined purchase price we pay upon their acquisition. We depreciate our vessels using the straight-line method over their estimated useful lives. We review the estimate of our vessels useful lives on an ongoing basis to ensure they reflect current technology, service potential, and vessel structure. For accounting purposes, we estimate the useful life of the vessels will be 30 years. Should certain factors or circumstances cause us to revise our estimate of vessel service lives in the future, depreciation expense could be materially lower or higher. Such factors include, but are not limited to, the extent of cash flows generated from future charter arrangements, changes in international shipping requirements, and other factors many of which are outside of our control.

Share-based Compensation

Effective January 1, 2006, we adopted Statement of Financial Accounting Standards (“SFAS”) No. 123 (R), “Share-Based Payment”, which requires the fair value method of accounting for share based compensation awards. Share based awards may include options, restricted shares, phantom shares and other share-based awards. The fair value of restricted shares is based on the market value of our common shares at the grant date. Compensation costs for share-based awards are recognized over the related service period.

Impairment of Long-lived Assets

We will evaluate the net carrying value of our vessels for possible impairment when events or conditions exist that cause us to question whether the carrying value of the vessels will be recovered from future undiscounted net cash flows. Considerations in making such an impairment evaluation would include comparison of current carrying value to anticipated future operating cash flows, expectations with respect to future operations, and other relevant factors. To the extent that the carrying value of the vessels exceeds the undiscounted estimated future cash flows, the vessels would be written down to their fair value.

Derivative Instruments

In connection with our credit facilities, we have entered into interest rate swap agreements to reduce our exposure to market risks from changing interest rates. These swaps are accounted for as hedging instruments in accordance with the requirements in accounting literature, as they are expected to be effective in mitigating the risk of changes in interest rates over the term of the debt. While the hedged level of interest anticipates borrowings in excess current levels, we believe such future borrowings and interest payments are probable based on the financing requirements for ships currently under contract. Our ongoing ability to employ hedge accounting is dependent on our ability to demonstrate that the hedges continue to be highly effective in offsetting the interest rate variability associated with the hedged interest payments. The effectiveness of these hedges is dependent on a variety of factors, including the amount of variable rate debt, the timing of borrowings (which is based on ship construction schedules), and the timing and frequency of interest reset dates payments. If the hedged transactions were no longer probable, we would be required to reclassify amounts from accumulated other comprehensive income to net earnings. We have recognized these derivative instruments on the balance sheet at their fair value. Changes in the fair value of our interest rate swaps that are accounted for as hedging instrument are excluded from earnings until settled.

Other derivative instruments that are not designated as hedging instruments are marked to market and are recorded on the balance sheet at fair value. The changes in the fair value of these instruments are recorded in earnings. We have not held or issued, and will not hold or issue, derivative financial instruments for trading or other speculative purposes.

Related Party Transactions

Under the management agreement, we are committed to pay our Manager for the following fees which are fixed through December 31, 2008 and thereafter will be subject to renegotiation every three years (provided that the fee for the three-year period beginning January 1, 2009 will not be less than the initial technical services fee):

•	technical services - our Manager provides us with technical services which cover all operating expenses, including crewing, victualling, stores, lube oils, communication expenses, repairs and maintenance, performing normally scheduled drydocking and general and routine repairs, insurance and other expenses related to the technical management of the vessels in exchange for a fixed fee of $4,500 per day for each 4250 TEU vessel, $6,000 per day for each 8500 TEU vessel and $6,500 per day for each 9600 TEU vessel. The fixed fee is expected to be $4,000 per day for each 2500 TEU vessel, $4,200 per day for each 3500 TEU vessel, $5,750 per day for each 4800 TEU vessels, $4,800 per day for each 5100 TEU vessel; and

•	administrative and strategic services – our Manager provides us with administrative and strategic services for the management of the business for a fixed fee of $72,000 per year. We will also reimburse all reasonable costs and expenses incurred by our Manager in providing us with such services.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

In connection with providing us with the above strategic services, we have issued 100 incentive shares to the Manager for $1,000. The incentive shares are entitled to a share of incremental dividends, based on specified sharing ratios, once dividends on our common and subordinated shares reach certain specified targets beginning with the first target of $0.485 per share per quarter.

Items You Should Consider When Evaluating Our Results of Operations

On the completion of our initial public offering, we acquired our initial fleet of 10 vessels from the Predecessor. Since that time, we have acquired an additional seven vessels out of 13 additional we have contracted to purchase at the time of our initial public offering. We also entered into our management agreement, whereby we pay our Manager certain fees related to technical, administrative and strategic services that our Manager provides to us. Furthermore, we designated certain derivative instruments as hedging instruments as they are expected to be effective in mitigating the risk of changes in interest rates over the term of our debt, and as a result, changes in the fair value of the interest rate swap are excluded from earnings until settled. As a result of the acquisitions, entering into our management agreement and designating certain interest rate swap agreements as hedging instruments, we believe that, with respect to our current results of operations for the quarter ended September 30, 2006, a comparison to the predecessor’s prior periods, where such factors did not exist, is not helpful in assessing our financial condition and results of operations.

Results of Operations

The following discussion of our financial condition and results of operations, as of September 30, 2006, has been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and, except where otherwise specifically indicated all amounts are expressed in United States dollars.

The following table presents our operating results for the three and nine month periods ended September 30, 2006:

	Three Months Ended September 30,		Nine Months Ended September 30, 2006
	2006	2005(1)
	(dollars in thousands, except per share data)
Statement of operations data
Revenue	$30,133	$11,409	$82,769
Operating expenses:
Ship operating	7,530	2,670	20,672
Depreciation	6,690	2,277	18,570
General and administrative	915	523	3,024

Operating earnings	14,998	5,939	40,503
Other expenses (earnings):
Interest expense	4,770	203	11,461
Interest income	(113)	—	(362)
Undrawn facility fee	710	402	2,059
Amortization of deferred financing fee	489	240	1,467
Change in fair value of financial instruments	265	—	364

Net earnings	$8,877	$5,094	$25,514

Common shares outstanding	36,006,600	35,991,600	36,006,600

Per share data:
Earnings per share, basic and diluted in dollars	$0.25	$0.14	$0.71
Cash dividends paid	$0.425	$0.23	$1.275

Statement of cash flows data:
Cash flows provided by (used in):
Operating activities	$15,959	$8,498	$44,829
Investing activities	(136,188)	(769,359)	(327,424)
Financing activities	119,714	769,332	276,634

Net increase (decrease) in cash and cash equivalents	$(515)	$8,471	$(5,961)

	As at September 30, 2006	As at December 31, 2005
Selected balance sheet data:
Current assets	$13,396	$18,070
Vessels	930,091	621,163
Fair value of financial instruments	10,169	4,799
Other assets	6,896	6,526

Total assets	$960,552	$650,558

Current liabilities	$4,200	$4,226
Long-term debt	447,347	122,893
Fair value of financial instruments	15,513	—
Shareholders’ equity	493,492	523,439

Total liabilities and shareholders’ equity	$960,552	$650,558

Other data, at quarter end:
Number of vessels in operation	17	13
Average age of fleet in years	2.1	1.9
TEU capacity	80,731	63,719
Average remaining initial term on outstanding charters	8.7	9.2

(1)	Nine months ended September 30, 2006 represents 273 operating days whereas the period ended September 30, 2005 represents 50 operating days from the completion of our initial public offering on August 12, 2005.

Three Months Ended September 30, 2006 and 2005; Nine Months Ended September 30, 2006

During the three months ended September 30, 2005, we had 50 operating days since the completion of our initial public offering on August 12, 2005. For the three and nine months ended September 30, 2006, we had 92 operating days and 273 operating days respectively. We had eight 4250 TEU vessels and two 8500 TEU vessels in operations for the entire 50 operating day period from August 12, 2005 to September 30, 2005. In August 2005 and September 2005, the CSCL Melbourne and CSCL Brisbane were delivered to us respectively. Our fleet was 100% utilized during our initial 50 days operating period ended September 30, 2005. For the three and nine months ended September 30, 2006 our fleet was utilized 99.9% and 98.5% respectively. During the three months ended December 31, 2005 the New Delhi Express was delivered. During the nine months ended September 30, 2006, four of the 4250 TEU vessels from our initial contracted fleet were delivered.

We had fourteen 4250 TEU vessels and two 8500 TEU vessels in operation for the entire quarter ended September 30, 2006. On July 11, 2006, the 4250 TEU Lahore Express was delivered to us and began operations approximately nine weeks ahead of the contractual delivery date. During the quarter and for the remainder of the year, there are no vessels scheduled for their regularly scheduled five-year special surveys.

The following tables summarize vessel utilization and the impact of the off-hire experienced as a result of the drydocking for special surveys and hull repairs on Seaspan’s revenues for the first and second quarter:

	First Quarter 2006	Second Quarter 2006	Third Quarter 2006	YTD 2006
Vessel Utilization:	# of Days	# of Days	# of Days	# of Days
Ownership Days	1,296	1,450	1,553	4,299
Less Off-hire Days:
Scheduled 5-Year Survey	(20)	—	—	(20)
Incremental Due to Rudder Horn Repair	(17)	—	—	(17)
Grounding	—	(24)	—	(24)
Other	—	—	(2)	(2)

Operating Days	1,259	1,426	1,551	4,236

Vessel Utilization	97.1%	98.3%	99.9%	98.5%

	First Quarter 2006	Second Quarter 2006	Third Quarter 2006	YTD 2006
Revenue — Impact of Off-Hire	Revenue	Revenue	Revenue	Revenue
	(in thousands)
100% fleet utilization	$25,470	$28,267	$30,174	$83,911
Less Off-hire:
Scheduled 5-Year Survey	(360)	—	—	(360)
Incremental Due to Rudder Horn Repair	(303)	—	—	(303)
Grounding	—	(438)	—	(438)
Other	—		(41)	(41)

Actual Revenue Earned	$24,807	$27,829	$30,133	$82,769

Revenue

Charter revenue was $30.1 million for the three months ended September 30, 2006, an increase of $18.7 million, as compared with $11.4 million for the 50 operating days from the completion of our initial public offering of August 12, 2005 to September 30, 2005. Charter revenue was $82.8 million for the nine months ended September 30, 2005. Charter hire revenue is based on contracted daily rates for each vessel. The delivery of the Lahore Express resulted in an increase in charter hire revenue of $1.5 million for the three months ended September 30, 2006. During the nine months ended September 30, 2006, we incurred off-hire of $0.4 million due to scheduled 5-year surveys. The grounding of the New Delhi Express resulted in a loss of charter hire revenue of $0.4 million and incremental off-hire due to rudder horn repair resulted in $0.3 million loss of charter revenue during the nine months ended September 30, 2006.

Ship Operating Expenses

Ship operating expenses were $7.5 million for the three months ended September 30, 2006, an increase of $4.9 million as compared with the 50 operating days ended September 30, 2005. Ship operating expenses were $20.7 million for the nine months ended September 30, 2006. Operating expenses are based on contracted daily rates for each vessel, as specified in our management agreement. The delivery of the Lahore Express resulted in an increase in ship operating expenses of $0.4 million for the three months ended September 30, 2006. Included in ship operating expenses for the nine months ended September 30, 2006 are costs not covered by the fixed daily operating fee of $0.2 million insurance deductible for the hull repairs to the New Delhi Express and $0.1 million in bunker cost relating to this grounding. In addition ship operating expenses for the nine months ended September 30, 2006 includes $0.2 million in bunker costs for the scheduled five year surveys for the CSCL Chiwan and CSCL Hamburg that are not covered by the fixed daily operating fee and another $0.1 million of costs relating to other unscheduled off-hire.

Depreciation

Depreciation expense was $6.7 million for the three months ended September 30, 2006 and $18.6 million for the nine months ended September 30, 2006, as compared with $2.3 million for the 50 day operating period ended September 30, 2005.

General and Administrative Expenses

General and administrative expenses were $0.9 million for the three months ended September 30, 2006 and $3.0 million for the nine months ended September 30, 2006 as compared with $0.5 million for the 50 day operating period ended September 30, 2005. These costs represent executive salaries, travel, board of directors fees, insurance, audit and agency fees.

Interest Expense

Interest expense was $4.8 million for the three months ended September 30, 2006 and $11.5 million for the nine months ended September 30, 2006 as compared with $0.2 million for the 50 day operating period ended September 30, 2006. We have entered into interest rate swap agreements to reduce our exposure to market risks from changing interest rates on our LIBOR based payments on our facilities.1 The interest expense received or paid on these interest rate swaps are netted with or added to interest expense on our credit facilities. The $1.0 billion credit facility requires that we pay interest of LIBOR plus a margin of 0.75%, which is based on our loan to asset value. During the nine months ended September 30, 2006, we incurred the $11.5 million of interest expense on the $227.6 million of debt drawn under our $1.0 billion credit facility to fund the deliveries of the Dubai Express, Jakarta Express, Saigon Express and Lahore Express. During the nine months ended September 30, 2006, we also drew $61.9 million on our $1.0 billion credit facility to fund the first installment payment for the 5100 TEU vessels. The interest paid on this $61.9 million draw is being capitalized to the four 5100 TEU vessels under construction.

During the nine months ended September 30, 2006, we drew $35.0 million on our revolving credit facility for the installment payments on the eight 2500 TEU vessels. The $365.0 million revolving credit facility requires that we pay interest of LIBOR plus a margin of 0.850% per annum for the first six years after the delivery date of the last delivered vessel in each Tranche and LIBOR plus a margin of 0.925% per annum thereafter. The interest paid on the $365.0 revolving credit facility for Tranche B is being capitalized to the eight 2500 TEU vessels under construction.

Undrawn Facility Fee

Undrawn credit facility fee expense was $0.7 million for the three months ended September 30, 2006 and $2.1 million for the nine months ended September 30, 2006 as compared with $0.4 million for the 50 day operating period ended September 30, 2005. Our undrawn credit facilities fee relates to the commitment fees incurred on our credit facilities. The commitment fee of $1.5 million on the $1.0 billion credit facility is 37.5% of the applicable margin on the difference between our total credit facility amount and our principal amounts outstanding under the credit facility. The commitment fee of $0.5 million on the $365.0 million revolving credit facility is 0.3% per annum on the average undrawn facility amount. The commitment fees are expensed as incurred.

Amortization of Deferred Financing Fees

Amortization of deferred financing fees on our $1.0 billion credit facility and $365.0 million revolving credit facility are being deferred and amortized over the terms of the individual credit facilities using the interest yield basis. During the three and nine months ended September 30, 2006, amortization of deferred financing fees was $0.5 million and $1.5 million for respectively, as compared with $0.2 million for the 50 day operating period ended September 30, 2005.

The financing fees incurred on the $1.0 billion credit facility are being deferred and amortized over the terms of the credit facility using the interest yield basis. During the nine months ended September 30, 2006, we incurred financing fees of $0.2 million on our $1.0 billion credit facility and amortized $1.5 million of deferred financing fees on our $1.0 billion credit facility.

The amortization of the deferred financing fees for the $365.0 million revolving credit facility is currently being capitalized to the vessels under construction. During the nine months ended September 30, 2006, we incurred financing fees of $1.7 million on our $365.0 million revolving credit facility and capitalized $0.1 million of amortization of deferred financing fees to the vessels under construction.

Change in fair value of financial instruments

During the three months and nine months ended September 30, 2006, the change in fair value of financial instruments is $0.3 million and $0.4 million respectively as compared to nil for the 50 day operating period ended September 30, 2005. Our interest rate swaps are accounted for as a hedging instrument in accordance with the requirements in accounting literature. As a result, the effective changes in the fair value of our interest rate swap agreements are excluded from earnings until settled. The change in fair value of financial instruments represents the ineffective portion of our interest rate swap agreements and the change in the fair value of the swaption.

[1]	See Note 11(c) of our financial statement for the details of our interest rate swap agreements.

In June 2006, along with one of our interest rate swap agreement, we entered into a swaption agreement to sell an option allowing the buyer to enter into a swap with a notional amount of $106.8 million. The swap has an effective date of February 28, 2014 and an expiration of February 28, 2021. If the option is exercised by the buyer, the underlying swap effectively offsets our 5.26% pay fixed LIBOR swap from February 26, 2014 to February 28, 2021. This is a European option and is open for a two hour period on February 26, 2014 after which it expires.

During the three and nine months ended September 30, 2006, the change in the fair value of the swaption is $0.6 million and $0.1 million, in our favour, respectively. The change in the fair value of the swaption is offset by the ineffective portion of our interest rate swaps which amounted to $0.9 million, against our favour, for the three and nine months ended September 30, 2006

Other Comprehensive Income

During the three and nine months ended September 30, 2006, the change in other comprehensive income is $33.5 million and $9.8 million respectively, as compared to $0.3 million for the 50 day operating period ended September 30, 2005. The change in other comprehensive income represents the effective change in fair value of interest rate swaps designated as hedging instruments.

Please also read “Quantitative and Qualitative Disclosures About Market Risk” for further discussion.

Liquidity and Capital Resources

Liquidity and Cash Needs

As of September 30, 2006, our cash totaled $9.8 million. As of September 30, 2006, we have drawn $412.3 million of an available $750.0 million from Tranche A of our $1.0 billion credit facility to fund the purchase of the 23 vessels that we have contracted to purchase at the time of our initial public offering. On July 11, 2006, we drew $56.9 million from Tranche A of our credit facility to fund the purchase of the Lahore Express. The remaining $337.7 million on Tranche A will be available to fund the delivery of the remaining six vessels out of 13 additional vessels that we have contracted to purchase at the time of our initial public offering. No amounts have been drawn to date from Tranche B of our $1.0 billion credit facility, of which $250.0 million is available to fund the acquisition of new or used containerships. Subsequent to the quarter ended September 30, 2006, we drew $16.0 million from Tranche A to fund the deposit on the four 4800 TEU vessels.

As of September 30, 2006 we have drawn $35.0 million of an available $283.0 million from Tranche B of our $365.0 million revolving credit facility to fund the deposits on the first eight 2500 TEU vessels. The remaining $248.0 million will be available to fund the construction of the four 2500 TEU vessels. No amounts have been drawn to date from Tranche A of our $365.0 million revolving credit facility, of which $82.0 million is available to fund the purchase of the two 3500 TEU vessels.

Our primary short-term liquidity needs are to fund our operating expenses, including payments under our management agreement, funding for the acquisition of the four 4800 TEU vessels, and payment of our quarterly dividend. Our medium-term liquidity needs primarily relate to the purchase of the remaining vessels that we have contracted to purchase from SCLL at the time of our initial public offering and funding the purchase of the two 3500 TEU vessels, the eight 2500 TEU vessels, and the 5100 TEU vessels. Our long-term liquidity needs primarily relate to vessel acquisitions and debt repayment. We anticipate that our primary sources of funds for our short and medium-term liquidity needs will be our credit facility, our revolving credit facility, new credit facilities, additional equity offerings as well as our cash from operations, while our long-term sources of funds will be from cash from operations and/or debt or equity financings. We believe that these sources of funds will be sufficient to meet our liquidity needs for the foreseeable future.

Statement of Cash Flows

Operating Activities Cash Flows

Net cash from operating activities was $16.0 million for the three months ended September 30, 2006 as compared with $8.5 million for the 50 day operating period ended September 30, 2005. Cash flows from operations for the nine months ended September 30, 2006 were $44.8 million and reflects net earnings from operations of $25.8 million, non-cash depreciation and amortization of $20.0 million, stock compensation of $0.2 million, change in fair value of financial instruments of $0.4 million and a decrease in non-cash operating working capital of $1.3 million.

Investing Activities Cash Flows

Net cash used for investing was $327.4 million for the nine months ended September 30, 2006. On each of January 3, 2006, February 21, 2006, April 4, 2006 and July 11, 2006, we drew $56.9 million to fund the deliveries of the Dubai Express, Jakarta Express, Saigon Express and Lahore Express for total of $227.6 million of expenditures for vessels. During the nine months ended September 30, 2006, we also paid a deposit of $4.0 million for the construction of the two 3500 TEU vessels, $33.0 million for the construction of the eight 2500 TEU vessels, and $61.9 million for the four 5100 TEU vessels, for total deposits of $98.9 million. During the nine months ended September 30, 2006, we incurred $0.4 million of interest on our revolving credit facility for the construction of the first eight 2500 TEU vessels. This interest has been capitalized to the vessels under construction. During the nine months ended September 30, 2006, we incurred $0.5 million of interest on our $1.0 billion credit facility for the construction of the first four 5100 TEU vessels. This interest has been capitalized to the vessels under construction.

Financing Activities Cash Flows

Net cash from financing activities was $276.6 million for the nine months ended September 30, 2006. During the nine months ended September 30, 2006, we drew $289.5 million from our $1.0 billion credit facility of which $227.6 was used to fund the delivery of the Dubai Express, Jakarta Express, Saigon Express and Lahore Express and $61.9 million was used to fund the first installment payment on the four 5100 TEU vessels.

We also drew $35.0 million from our $365.0 million revolving credit facility during the nine months ended September 30, 2006 to fund the construction of the first eight 2500 TEU vessels. During the nine months ended, we also paid cash dividends of $45.9 million and incurred deferred financing fees of $1.9 million.

Contractual Obligations

On a pro forma basis our long-term undiscounted contractual obligations as of September 30, 2006, excluding amounts payable under our credit facility, our revolving credit facility, interest rate swaps, and interest rate swaptions consists of the following:

	2006 (three months)	2007	2008	2009	2010	Thereafter	Total
	(in thousands)
Purchase agreement for additional vessels	$56,893	$573,220	$125,300	$337,750	—	—	$1,093,163
Fixed payments to the Manager for technical and administrative services under our management agreement(1)	7,544	38,498	44,205	54,148	58,655	880,460	1,083,510
$1.0 billion credit facility	—	—	—	—	—	412,347	412,347
$365.0 million revolving credit facility	—	—	—	—	1,484	33,516	35,000

	$64,437	$611,718	$169,505	$391,898	$60,139	$1,326,323	$2,624,020

(1)	The technical services portion of the fees are fixed through December 31, 2008 and includes payments for the vessels currently operating in our fleet as at September 30, 2006, and fees for the remaining undelivered vessels based on their contracted delivery dates. The administrative services portion of the fees is capped at $6,000 per month, plus reimbursement for all reasonable costs and expenses incurred by our Manager and its affiliates in providing us with such services. For purposes of this table only, we have assumed the same rate for 2009 to 2025, the end of the initial term of the management agreement. The amounts presented above do not include reimbursements that may become payable to our Manager for administrative or strategic services provided.

Management

We announced the appointment of Barry R. Pearl to our Board of Directors effective October 10, 2006. Mr. Pearl has also been appointed to our Audit Committee replacing Peter Lorange.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the quarter ended September 30, 2006 contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, the likelihood of our success in developing and expanding our business. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “will,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. These forward-looking statements reflect management’s current views only as of the date of this presentation and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this release. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties. These risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	our expectations relating to dividend payments and forecasts of our ability to make such payments;

•	pending acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•	our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	estimated future capital expenditures needed to preserve our capital base;

•	our expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of our ships;

•	our continued ability to enter into long-term, fixed-rate time charters with our customers;

•	our ability to leverage to our advantage our Manager’s relationships and reputation in the containership industry;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	changes in worldwide container demand;

•	changes in trading patterns; competitive factors in the markets in which we operate;

•	potential inability to implement our growth strategy;

•	potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts;

•	ability of our customers to make charter payments;

•	potential liability from future litigation;

•	conditions in the public equity markets; and

•	other factors detailed from time to time in our periodic reports or registration statements, including our registration statement on Form F-3 filed with the SEC on September 1, 2006.

We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common and subordinated shares.

ITEM 3 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our floating-rate borrowings. Significant increases in interest rates could adversely affect our results of operations and our ability to service our debt. In connection with our credit facilities, we have entered into interest rate swap agreements to reduce our exposure to market risks of changing interest rates. We are accounting for certain interest rate swap agreements as hedges in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Certain Hedging Activities,” as amended, which requires that all derivative instruments be recorded on the balance sheet at their respective fair values. These swaps are accounted for as hedging instruments as they are effective in mitigating the risks of changes in interest rates over the term of the debt. As a result, changes in the fair value of the interest rates swap are excluded from earnings until settled.

As of September 30, 2006, our floating-rate borrowings totaled $447.3 million, of which we had entered into interest rate swap agreements to fix the rates on a notional principal of $418.2 million. These interest rate swaps have a fair value of $10.2 million in our favor and $15.5 million in the counterparty’s favor.

For our credit facility, our draws are not repayable until five years and three months from the earlier of the date delivery of the last of the 23 vessels that we have contracted to purchase from SCLL at the time of our initial public offering and December 31, 2007.

For our revolving credit facility, our draws are repayable beginning six months from the delivery date of the last vessel securing Tranche A of the facility, but no later than March 31, 2008. The total amounts available for borrowing under Tranche A will be reduced semiannually until the maturity date, at which time the facility will terminate. Beginning six months from the delivery date of the last vessel securing Tranche B of the facility, but no later than April 30, 2010, the total amounts available for borrowing under Tranche B will be reduced semiannually until the maturity date, at which time the facility will terminate.

For our term loan facility, our draws are repayable beginning thirty-six months from the delivery date of the last vessel securing the term loan facility.

Counterparties to these financial instruments expose us to credit-related losses in the event of nonperformance; however, counterparties to these agreements are major financial institutions, and we consider the risk of loss due to nonperformance to be minimal. We do not require collateral from these institutions. We do not hold and will not issue interest rate swaps for trading purposes.

Foreign Currency Exchange Risk

Substantially all of our operating revenues and costs have been and will be denominated in U.S. dollars. As such, historically we have not been, and in the future we will not be, exposed to the impact of changes in foreign currency exchange rates. We will not enter into derivative instruments to hedge the foreign currency translation of assets or liabilities or foreign currency transactions or use financial instruments for trading or other speculative purposes.

Off-Balance Sheet Arrangements

Other than the commitments described above or in our financial statements for contractual obligations, debt instruments and derivative instruments, we do not have any other transactions, obligations or relationships that could be considered material off-balance sheet arrangements.

PART II – OTHER INFORMATION

Item 1 – Legal Proceedings

None

Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds

Unregistered Sales of Equity Securities:

On August 12, 2005, concurrently with completion of our initial public offering, in a private sale exempt from the registration requirements of the Securities Act pursuant to Section 4(2), we sold all of our subordinated shares at a price per share equal to the initial public offering price of our common shares to Dennis Washington, The Kevin Lee Washington Trust II, 0731455 B.C. Ltd. and Tiger Container Shipping Company Limited.

Use of Proceeds:

On August 12, 2005, we completed our initial public offering of 28,570,000 common shares and 7,145,000 subordinated shares at a price of $21.00 per unit. The managing underwriters were Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated. The common shares sold in the offering were registered under the Securities Act of 1933 on Registration Statement Form F-1 (File No. 333-126762), which the SEC declared effective on August 4, 2005. For information regarding the use of proceeds, please read Part I – Item 1 – Financial Statements: Note 2 – Initial Public Offering.

Item 3 – Defaults Upon Senior Securities

None

Item 4 – Submission of Matters to a Vote of Security Holders

None

Item 5 – Other Information

None